SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated October 26, 2017

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Results for Q3, 2017

DUBLIN, Ireland (October 26, 2017)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended September 30, 2017.

Quarter 3 Results

Total revenues for Q3, 2017 were $25.6m which is broken down as follows:

	2016 Quarter 3	2017 Quarter 3	Increase/ (decrease)
	US$'000	US$'000%
Point-of-Care	4,903	4,598	(6.2)%
Clinical Laboratory	21,224	21,006	(1.0)%
Total	26,127	25,604	(2.0)%

Point-of-Care revenues for Q3, 2017 decreased from $4.9m to $4.6m. This was primarily due to lower sales of HIV products in Africa.

Meanwhile, Clinical Laboratory sales for the quarter were $21.0m versus $21.2m for the corresponding period last year, thus representing a decrease of 1.0%.  However, when the impact of recently culled products is taken into account, underlying Clinical Laboratory sales increased by approximately 2.6%.  This growth was mainly driven by higher Premier revenues, including the impact of Premier Resolution, as well as higher autoimmune sales largely driven by strong laboratory services revenues.

The gross margin for the quarter was 43%, which compares to 44.7% in Q3, 2016. This decrease is largely due to lower high margin point-of-care revenues and foreign exchange factors, including the impact of exchange rates on distributor pricing. Whilst the gross margin is lower than in the comparative period it continues the trend of sequentially improving gross margins witnessed in recent quarters.

Research and Development expenses increased from $1.3m in Q3, 2016 to $1.5m in Q3, 2017. Meanwhile, Selling, General and Administrative (SG&A) expenses increased from $7.5m to $7.8m in Q3, 2017, an increase of approximately 3%. This increase was due to normal inflationary pressures and higher discretionary sales and marketing expenses such as trade shows and travel costs.

Operating profit for the quarter decreased from $2.7m to $1.5m. This was due to the combined impact of the lower revenues and gross margin and the higher indirect costs incurred during the quarter.

Both financial income and interest payable for the quarter remained static at $0.2m and $1.2m respectively. The interest payable arises mainly on the Company's exchangeable notes.  A further non-cash expense of $0.1m was recognised in this quarter's income statement, again in relation to the exchangeable notes.  This was due to a non-cash interest charge of $0.2m partially offset by a gain of $0.1m arising on a decrease in the fair value of the derivatives embedded in these notes.

Overall, the Company recorded a profit of $0.4m for the quarter, which equates to earnings per share of 2.1 cents.  However, excluding non-cash items the profit for the quarter was $0.5m or an EPS of 2.4 cents. Fully diluted EPS for the quarter was 6.3 cents compared to 9.7 cents in Q3, 2016.

EBITDA before share option expense for the quarter was $3.1m.

Share Buyback

During the quarter, the Company repurchased 281,000 ADRs at an average price of $5.49 and with a total value of $1.5m. This brings the total purchased since the beginning of the program to approximately 2.1m shares with a total value of $15.8m.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said "This quarter we demonstrated continued progress from a financial perspective. As well achieving underlying growth in our Clinical Laboratory revenues, we also reported an increase in gross margins for the third quarter in a row. However, this has not immediately translated into higher profits as our indirect costs were slightly higher this quarter, due to increased investment in both R&D and sales and marketing activities as we seek to drive future revenue growth. Another positive aspect was that we generated positive free cash flows this quarter, thus reflecting the improved cash flows of the Company following the suspension of the Meritas project in late 2016."

Ronan O'Caoimh, CEO of Trinity said "This quarter underlying growth in our key Clinical Laboratory segment was driven by higher haemoglobin and autoimmune revenues. Our haemoglobin revenues are now being boosted by new sales of our recently launched Premier Resolution instrument, which specifically targets the haemogloblin variant market. This instrument is building on the continued success of our Premier 9210 Diabetes instrument, which is now the market leader in a number of countries. Meanwhile, our autoimmune revenues are increasing as we grow our laboratory services business through a combination of increased testing menu and the ongoing development of key commercial relationships.  We continue to retain our pre-eminent position in the confirmatory HIV testing market in Africa and whilst revenues were down this quarter, year to date sales are in line with last year. Future growth opportunities in the HIV market will come from our forthcoming entry into the HIV screening market in Africa.

We believe that the current strength of our product portfolio and the growth opportunities inherent in our business are not fully reflected in our current share price. Consequently we remain committed to buying back a significant number of Trinity shares at these levels."

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000's except share data)	Three Months Ended September 30, 2017 (unaudited)	Three Months Ended September 30, 2016 (unaudited)	Nine Months Ended September 30, 2017 (unaudited)	Nine Months Ended September 30, 2016 (unaudited)

Revenues	25,604	26,127	74,588	75,931

Cost of sales	(14,606)	(14,460)	(42,889)	(42,316)

Gross profit	10,998	11,667	31,699	33,615
Gross margin %	43.0%	44.7%	42.5%	44.3%

Other operating income	25	70	73	211

Research & development expenses	(1,469)	(1,296)	(4,119)	(3,711)
Selling, general and administrative expenses	(7,761)	(7,487)	(22,341)	(22,245)
Indirect share based payments	(265)	(236)	(644)	(971)

Operating profit	1,528	2,718	4,668	6,899

Financial income	212	212	584	657
Financial expenses	(1,168)	(1,179)	(3,506)	(3,545)
Net financing expense	(956)	(967)	(2,922)	(2,888)

Profit before tax & non-cash financial income / (expense)	572	1,751	1,746	4,011

Income tax expense	(56)	(148)	(331)	(462)

Profit for the period before non-cash financial income / (expense)	516	1,603	1,415	3,549

Non-cash financial income / (expense)	(71)	(2,120)	1,178	(3,308)

Profit / (loss) after tax and once-off items	445	(517)	2,593	241

Earnings per ADR (US cents)	2.1	(2.3)	11.9	1.0

Earnings per ADR excluding non-cash financial income (US cents)	2.4	7.0	6.5	15.4

Diluted earnings per ADR (US cents)	6.3 *	9.7 *	18.0 *	24.6 *

Weighted average no. of ADRs used in computing basic earnings per ADR	21,379,422	22,797,208	21,773,874	23,032,885

Weighted average no. of ADRs used in computing diluted earnings per ADR	26,636,857	28,379,444	27,031,396	28,452,580

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR.

 The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company's accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	September 30, 2017 US$ '000 (unaudited)	June 30, 2017 US$ '000 (unaudited)	March 31, 2017 US$ '000 (unaudited)	Dec 31, 2016 US$ '000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	15,191	14,462	14,163	13,403
Goodwill and intangible assets	92,185	90,438	88,996	87,275
Deferred tax assets	15,074	15,352	14,669	14,556
Other assets	904	873	828	870
Total non-current assets	123,354	121,125	118,656	116,104

Current assets
Inventories	32,711	33,620	32,659	32,589
Trade and other receivables	24,603	24,856	22,683	22,586
Income tax receivable	1,427	1,220	1,290	1,205
Cash and cash equivalents	62,529	63,977	69,851	77,108
Total current assets	121,270	123,673	126,483	133,488

TOTAL ASSETS	244,624	244,798	245,139	249,592

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,224	1,176	1,176	1,224
Share premium	16,077	16,122	16,122	16,187
Accumulated surplus	89,878	90,977	93,171	93,004
Other reserves	(792)	(1,409)	(1,193)	(1,688)
Total equity	106,387	106,866	109,276	108,727

Current liabilities
Income tax payable	502	582	181	175
Trade and other payables	22,923	22,572	20,893	25,028
Provisions	75	75	75	75
Total current liabilities	23,500	23,229	21,149	25,278

Non-current liabilities
Exchangeable senior note payable	95,316	95,245	95,462	96,491
Other payables	582	640	698	735
Deferred tax liabilities	18,839	18,818	18,554	18,361
Total non-current liabilities	114,737	114,703	114,714	115,587

TOTAL LIABILITIES	138,237	137,932	135,863	140,865

TOTAL EQUITY AND LIABILITIES	244,624	244,798	245,139	249,592

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company's accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended September 30, 2017 (unaudited)	Three Months Ended September 30, 2016 (unaudited)	Nine Months Ended September 30, 2017 (unaudited)	Nine Months Ended September 30, 2016 (unaudited)

Cash and cash equivalents at beginning of period	63,977	84,920	77,109	101,953

Operating cash flows before changes in working capital	3,672	5,164	9,679	12,950
Changes in working capital	313	393	(2,262)	(3,469)
Cash generated from operations	3,985	5,557	7,417	9,481

Net Interest and Income taxes (paid)/received	86	(171)	324	(263)

Capital Expenditure & Financing (net)	(3,727)	(5,555)	(10,559)	(16,982)

Free cash flow	344	(169)	(2,818)	(7,764)

Share buyback	(1,543)	-	(6,472)	(6,026)

Payment of HIV-2 licence fee	-	-	(1,112)	(1,112)

30 year Exchangeable Note interest payment	-	-	(2,300)	(2,300)

Once-off items	(249)	-	(1,878)	-

Cash and cash equivalents at end of period	62,529	84,751	62,529	84,751

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company's accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: 1 November 2017